Memorandum of Compliance

                     Outlining Certain Changes Reflected in

                       Registration Statement on Form SB-2

                        of Deep Field Technologies, Inc.


Set forth below are the responses of Deep Field Technologies, Inc. to the comments from the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") with respect to the Registration Statement on Form SB-2 of the Company, which was filed with the SEC on November 15, 2004. For the Staff's convenience, the Staff's comments have been stated below in their entirety, with the responses to a particular comment set out immediately under the comment or comments. The responses described below are contained in Amendment No. 1 to the Registration Statement on Form SB-2 ("Amendment No. 1" or the "registration statement"), which is being filed simultaneously herewith. Capitalized terms used herein are intended to have the meanings ascribed to such terms in the Amendment No. 1.

General

1. Effective August 12, 2004, you entered into a standby equity distribution agreement with Cornell Capital Partners for the sale of up to $10 million of your common stock, relying upon Rule 506 of Regulation D and/or Section 4(2) of the Securities Act. Thereafter, you filed a registration statement concerning Cornell Capital's resale of the shares underlying the equity line. After considering the factual context of the proposed equity line financing, we do not believe that a binding contractual commitment for the sale of shares under the equity line was entered into with Cornell Capital, because at the time the equity line was entered, Deep Field Technologies was (and is) a non-reporting company with no trading market. As such, the arrangement by Cornell Capital to pay for shares at a purchase price that is effectively 87.5% of a "market price," does not represent an irrevocable commitment to purchase the equity line shares. Further, the conditions to Cornell Capital's purchase obligation include admission of the shares to the OTC Bulletin Board, which is also inconsistent with a conclusion that there is a pre-existing, irrevocable purchase commitment. Please revise the disclosure throughout the filing to remove any implication that there is an existing equity line arrangement with Cornell Capital that provides you with a viable mechanism to obtain needed financing.

We have modified the disclosure throughout the registration statement to indicate that the equity line arrangement is conditioned on satisfying certain requirements and if those requirements are not met, Deep Field Technologies will not be able to access the equity line of credit. However, we respectfully disagree with you that there is no existing purchase agreement or existing arrangement and that it should not be disclosed in the registration statement. Deep Field Technologies did enter into an agreement with Cornell Capital for the sale of shares under the equity line. While there are conditions to Deep Field Technologies' ability to draw down under the equity line, including the requirement that the shares be listed on the OTC Bulletin Board and that a registration statement for the resale of the shares underlying the equity line be declared effective, these conditions are not within the control of Cornell Capital. We believe that these conditions can be satisfied by Deep Field Technologies, although they are not completely within its control either. We believe that this equity line arrangement is similar to having a revolving credit facility, where borrowing is conditioned on meeting certain requirements, such as having a sufficient borrowing base and/or having no events of default.

Therefore, we have left in the registration statement a description of the equity line of credit arrangement but have added disclosure regarding conditions that must be satisfied, if possible, before any funds can be obtained on pp. 18, 21 and 32 of the registration statement.

Prospectus Cover Page

2. We note that Mr. Mahoney will not be receiving shares of your Class A common stock. Please advise us of any other affiliates who will not be receiving shares of your Class A common stock.

There are no other affiliates of iVoice, Inc. who will not be receiving shares of Deep Field Technologies Class A Common Stock. We are not aware of any other affiliates who will receive shares of Deep Field Technologies Class A Common Stock.

3.    Please provide the legend specified by Item 502(b) of Regulation S-B.

The registration statement has been amended to include the legend specified by Item 502(b) of Regulations S-B.

Prospectus Summary

Overview, pp. 1-2
-----------------

4. Tell us whether any of the remaining patents and patent rights held by iVoice includes technology that is used in the Unified Messaging software business or whether all necessary technology assets will be transferred to you. It does not appear that an assignment or contribution agreement specifying the terms and assets being transferred as well as the liabilities being incurred has been, or is planned to be, filed as a material exhibit. Please file this agreement. Please see Items 601(b)(2) and (10) of Regulation S-B.

Disclosure has been added to the registration statement to indicate that all intellectual property necessary for the Unified Messaging software business will be assigned and transferred by iVoice Inc. to Deep Field Technologies. An assignment of intellectual property will be filed as an exhibit to the registration statement.

5. You indicate that you may expand through acquisitions. Please disclose whether there are any plans, proposals or arrangements, whether in writing or oral, concerning proposed acquisitions. Tell us the status of any potential acquisitions being considered which have not resulted in plans, proposals or arrangements.

Disclosure has been added to pp. 1, 16 and 38 of the registration statement.

6. You indicate that iVoice will be receiving 5% Series A convertible preferred stock with an aggregate stated value of $250,000 in exchange for the transfer of the Unified Messaging software business. Disclose and also inform us in detail how the value of such assets was determined. We note that the balance sheet in iVoice's recent Form 10-QSB for the quarter ended September 30, 2004 shows intangible assets with a recorded value of $199,000. It also appears that your pro forma balance sheet does not reflect assets that will be contributed to Deep Field Technologies that have a carrying value of $250,000. Nevertheless, on page 24 you state that the assets to be transferred have "an aggregate book value of $250,000." Please advise and revise as appropriate.

iVoice has restructured its proposed distribution so that the Unified Messaging business will be transferred to Deep Field Technologies for no consideration other than the issuance of the shares of Deep Field Technologies Class A Common Stock that will be distributed to the iVoice stockholders. We have modified the disclosure in the registration statement to remove any references to the convertible preferred stock, which will no longer be issued.

7. In a prominent place in the summary, please inform stockholders about the existence and potential adverse effects of securities that have conversion (or exercise) prices that are dependent upon a fluctuating market price. There appear to be at least three categories of these "toxic" securities, including the $250,000 of convertible debt to be held by iVoice, the $190,000 of convertible debt to be held by Mr. Mahoney and the $400,000 of convertible debt held by Cornell Capital. In addition to an overview in the summary, ensure that a prominently positioned risk factor concisely and comprehensively addresses the potential adverse effects of a substantial portion of your capitalization being convertible at substantial discounts to fluctuating market prices. Throughout your filing you sometimes indicate that shares issuable under these arrangements are "indeterminable." Please revise these references to more precisely describe the below market conversion feature and if true, state that there is no limitation on the number of shares you may be obligated to issue under the arrangements. Ensure that you provide numerical examples to show investors the potential effects of fluctuations in the market price on the number of shares you arc obligated to issue. In view of the absence of a market price for your securities, we suggest that you use book value and declines to 75%, 50% and 25% of book value to provide investors with meaningful, concrete examples of the sensitivity of your share issuance obligations to changes in market prices for your securities.

Disclosure has been added to pp. 2, 3, 7, 8, 10, 14, 15, 16, 22 and 50 of the registration statement.

8. We note your disclosure on page 25 regarding Mr. Mahoney's agreement to forego receiving any of your Class A common stock as a result of his ownership of capital stock in iVoice. Is there a written agreement which may need to be filed as an exhibit? Please see Items 601(b)(4) and (10) of Regulation S-B. We also note that pursuant to iVoice's filings, it appears that Mr. Mahoney owns approximately 90 percent of iVoice. Mr. Mahoney will be receiving, however, a note convertible into Class B common stock with extraordinary voting rights. Please summarily discuss the foregoing issues in this section, particularly the control over the company that Mr. Mahoney may acquire upon conversion of his note to Class B common stock as well as through his control of iVoice and its Series A preferred stock holdings.

Disclosure has been added to pp. 2, 8 and 21 of the registration statement.

9. We note that iVoice disclosed in its recent Form 10-QSB for the quarter ended September 30, 2004 a cash balance of approximately $7.5 million. Please advise us whether you will be receiving any portion of this cash balance. In light of iVoice's capital resources, please discuss summarily in this section and more fully elsewhere in your prospectus the issues that were considered by iVoice's management and board of directors in creating your initial financial condition and capitalization with respect to your business plans and objectives.

Deep Field Technologies will not receive any portion of the $7.5 million cash balance. The disclosure has been amended to discuss the issues considered by iVoice's management and board of directors in establishing the initial capitalization of Deep Field Technologies.

About Us, p. 2
--------------

10. iVoice, Inc. maintains a Web site that continues to reflect the business to be transferred to you. Please supplementally advise us whether you will be maintaining a separate Web site upon the transfer of the Unified Messaging software business to you. If available, please consider disclosing your prospective new Internet address. Please see Item 101 (c)(3) of Regulation S-B.

Deep Field Technologies will have and maintain its own website, separate from the iVoice Inc. website, upon the transfer of the Unified Messaging software business. Disclosure has been added to page 3 of the registration statement.

11. We note your disclosure regarding iVoice Technology 2, Inc., a Nevada corporation. Please elaborate further on the relationship of iVoice Technology 2 to you and iVoice as well as the purpose of the assignments. Please briefly identify the material agreements that have been transferred to you. Please revise your disclosure in Management's Discussion and Analysis as appropriate. Such agreements as well as the conveyance instruments may need to be filed as exhibits. Please see
      Item 601(b)(10) of Regulation S-B.

Please note that all agreements entered into by iVoice Technology 2 have been transferred to Deep Field Technologies, as well as the actual assignment documents, are listed as exhibits to be filed, and the material agreements which were so transferred are being simultaneously filed as exhibits to the registration statement.

Summary of the Distribution, pp. 2-7
------------------------------------

12. If the record date has been selected, please disclose it in your next filing. If you plan to select a record date at a later time, please modify the presentation so that it will accommodate the entry of the applicable date.

The record date has not been selected yet; we expect to select the record date at a later time. Please note that the references to the record date are blank so that we can enter in the applicable date when it has been selected. Please see pages 4 and 53 of the registration statement.

13. With respect to your "Distribution Ratio" discussion, please disclose the number of shares of iVoice outstanding on the record date as well as the actual portion of such outstanding shares that will be participating in the Distribution. We note that Mr. Mahoney and other affiliates, if any, will not receive a distribution of shares of your Class A common stock with respect to their holdings of iVoice shares.

We have amended the disclosure to indicate the number of shares of Deep Field Technologies that will be outstanding as of the record date. As indicated in our response to comment 3, other than Mr. Mahoney, there is no other affiliate of iVoice who will not receive a distribution of shares of the Class A common stock of Deep Field Technologies. We are not aware of any other affiliate who will receive shares of Common Stock of Deep Field Technologies Class A Common Stock.

14. We note your disclosure under "Our Relationship With iVoice After the Distribution" and elsewhere in your prospectus regarding the administrative services agreement. Please supplementally inform us of the purpose of such an agreement when the business has yet to be transferred to find operated by you. Please clarify your disclosure.

The purpose of the administrative services agreement is to provide Deep Field Technologies with certain necessary infrastructure and administrative services at a rate that will not burden Deep Field Technologies in an unreasonable manner. Deep Field Technologies believes that the provisions of the administrative services agreement have permitted and will continue to permit Deep Field Technologies to execute the transition from unincorporated division to independent affiliate with minimal disruption. Pursuant to your comment, we have clarified our disclosure on pp. 7, 29, 49 and 60 of the registration statement.

Summary of Consolidated Financial Information, p. 7
---------------------------------------------------

15. At the outset of the section, please add a discussion regarding how you derived your financial information from the financial information of iVoice. Address the fact that such financial information does not represent actual historical results and depicts your performance as if you operated as an independent entity. Please note that such financial information is based on significant assumptions and allocations, among other things, that may not represent actual results. In addition to this discussion, ensure that a prominently positioned risk factor concisely and comprehensively addresses the risk reflected in your financial information having been prepared on a fictional basis as opposed to reflecting actual historical results.

Disclosure has been added to pp. 9 and 11 of the registration statement.

Risk Factors

Deep Field Technologies will face many of the difficulties that companies in the early stage may face, p. 8
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16.   Please limit each risk factor to a clearly defined risk with a discussion of its applicability to you. This particular risk factor is general and broad. Please consider preparing separate risk factors with fuller discussions for each of the points that you enumerate in this risk factor. You should review your other risk factors in light of this comment.

Disclosure has been added to p. 11 of the registration statement.

Deep Field Technologies has no operating history as an independent public company and may be unable to operate profitably as a stand-alone company, pp. 8-9
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17.   Discuss how long iVoice has operated the Unified Messaging software business that is being spun off to you.

Disclosure has been added to p. 12 of the registration statement.

iVoice's operations demonstrate a history of net losses and cash flow shortfalls and Deep Field Technologies' likely will as well, p. 9
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18.   More specifically discuss your net loss and negative cash flows from operations for your last fiscal year and your nine-months ended September 30, 2004 with respect to the Unified Messaging software business that is being transferred to you.
      --------------------------------------------------------------------

Disclosure has been added to p. 12 of the registration statement.


Deep Field Technologies has received a going concern opinion from its independent auditors that describes the uncertainty regarding its ability to continue as a going concern, p. 9,
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19.   Please revise this risk factor to briefly discuss the consequence to investors of the fact that the financial statements do not include any adjustments that might result from the outcome of the uncertainty regarding the your ability to operate as a going concern.

Disclosure has been added to p. 13 of the registration statement.

iVoice's earnings and stock price will be subject to significant fluctuations, p. 10
----------------------------------------------------------------

20. Why are fluctuations in iVoice's stock price a material risk to holders of Deep Field Technologies stock? Clarify why this paragraph is provided, and among other matters, expand the risk factor caption to state the material risk to holders of Deep Field Technologies stock that results from the uncertainty you describe. Given that you comprise only a component of iVoice, your disclosure regarding the earnings and stock price of iVoice appears to be of limited applicability in assessing any risks that affect your business and stock price.

We have amended our disclosure in the registration statement to delete this risk factor.

If either iVoice or Deep Field Technologies lose the services of any key personnel, including our chief executive officer of our directors, our business may suffer, p. 10
------------------------------------------------------------------------

21. We note that you plan to have a very limited business relationship with iVoice upon the Distribution. As such, please inform us why the loss of iVoice personnel presents a risk to your business. Otherwise, please revise this risk factor accordingly.

We have amended our disclosure on p. 16 of the registration statement to clarify that the risk factor relates to losing the services of key personnel not of iVoice, but of Deep Field Technologies.

Members of Deep Field Technologies' Board of Directors and management may have conflicts of interest after the Distribution; Deep Field Technologies does not have any formal procedure for resolving conflicts in the future, p. 11.
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22.   Please provide additional disclosure as to how a conflict of interest between you and iVoice may result in a risk. In addition, we note your disclosure regarding conflicts that may arise as a result of potential business acquisitions. Please elaborate further on how a prospective acquisition by you may conflict with the interests of iVoice.

Disclosure has been added to p. 16 of the registration statement.

Deep Field Technologies stockholders may experience significant dilution if future equity offerings are used to fund operations or acquire businesses pp. 11-12
-----------------------------------------------------------------------------

23. Specifically discuss your expectations and plans to obtain working capital from future equity offerings and the likelihood of dilution as a result of such offerings. Please quantify your need for additional capital resources over the 12-month period following the distribution.

Disclosure has been added to p. 17 of the registration statement.

Deep Field Technologies faces intense price-based competition for licensing of its products which could reduce profit margins, p. 12
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24.   Please disclose whether such price competition has previously resulted in any pressure on the pricing of your products in the Unified Messaging software business. If such pressure did exist, please provide details of such pricing pressure and the effect on your business.

Disclosure has been added to p. 18 of the registration statement.

Deep Field Technologies may be unsuccessful in developing new channels, p. 12
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25.   We note your disclosure regarding existing relationships between dealers and resellers with iVoice. Please revise to discuss whether you will be assuming any of these relationships and the extent to which you will need to develop a new network as opposed to utilizing the assumed iVoice network. Also address any risks presented by iVoice's dealers and resellers in not agreeing to the transfer of the relationship to you. Also elaborate on the risks presented by "rapidly evolving distribution and marketing technologies."

Disclosure has been added to p. 19 of the registration statement.

Product returns may exceed established reserves and affect Deep Field Technologies' revenues, p. 13
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26.   We note your disclosure in the first paragraph on page 27 where, you state that your policy is to not provide customers the right to refund any portion of its license fees. We also note your disclosure in the third paragraph on page 27 of your filing in which you state that "[c]urrent reseller agreements do not provide for a contractual right of return." The foregoing statements differ from your disclosure in this risk factor. Please reconcile the disclosures. Further, please disclose whether any returns for a period materially exceeded the reserves you had established for such period.

The disclosure has been revised on p. 19 of the registration statement to clarify the return policies of Deep Field Technologies and the related risks.

Deep Field Technologies may depend on distribution by resellers and distributors for a significant portion of revenues, p. 13
--------------------------------------------------------------------

27. You mentioned the existence of reseller relationships in your filing. The prior comment noted one such instance and on page 30 you mention the existence of more than 100 resellers. Please reconcile such disclosure with the text in this risk factor stating that "[n]o such relationships currently exist" and your disclosure on page 32 stating that you have "traditionally sold [y]our product primarily on a direct basis." Please revise your risk factor and other disclosures as appropriate.

The disclosure has been revised on p. 19 of the registration statement to clarify the disclosure and reconcile the statements made within the registration statement.

28. Please consider discussing in this risk factor or in a separate risk factor your dependence on any customer which represents a material portion of your revenues. We note that iVoice identifies specific customers such as ADP and the American Red Cross in its press releases.

Deep Field Technologies does not have any repeat customers. A customer in one period is not going to be a customer in another period. Deep Field Technologies is not dependent on any customer to provide any further business. Therefore, we have not added any risk factor language regarding customers.

The results of Deep Field Technologies' research and development efforts are uncertain, p. 13
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29.   In the caption, disclose the risk to investors that result from this uncertainty. Do you expect your business will be dependant on the results of a specific ongoing research and development project? Please revise to provide more specific information concerning research and development efforts that are in process that subject investors to material risks.

The disclosure has been revised on p. 20 of the registration statement to clarify that Deep Field Technologies has no current plans to engage in research and development on an ongoing basis.

The greater than expected length of the product development cycle may adversely affect our future revenues, p. 13
---------------------------------------------------------------------

30. Please revise to include details of specific examples of when your product development cycle exceeded your expectations. Please provide specific information that provides a context to the investors about the scope of this risk and how it has affected you in the past by detailing how such delays have previously affected your operations and financial results.

As the Company has no current plans to develop future products and has no history of failing to achieve an intended product cycle, the disclosure has been amended to remove this risk factor from the registration statement.

Deep Field Technologies must attract and retain personnel while competition for personnel in this industry is intense, p. 14
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31.   We note that you currently have only one full-time employee and that you plan to terminate the administrative services agreement with iVoice and fulfill such services inhouse. Please discuss specifically your needs and plans for hiring additional personnel to operate as an independent company. Elaborate on the specific risks of not being able to fulfill personnel requirements to meet such needs. We would expect to see quantitative disclosure in the Management's Discussion and Analysis regarding these plans and the extent to which they will cause expenditures and cash rate usage in future periods to vary from the expenditure levels and cash requirements that were recorded in the carve-out financial statements.

We have amended the disclosure on pp.23, 28, 29 and 32 of the registration statement to reflect that Deep Field Technologies will continue the administrative services agreement on a month to month basis, and has no plans to terminate the agreement in the foreseeable future. We have also amended the disclosure on p. 33 of the registration statement to reflect that Deep Field Technologies has no current plans to expand its personnel beyond current levels.

Deep Field Technologies relies on third party technologies which may not support Deep Field Technologies products, p. 14
------------------------------------------------------------------------

32. If applicable, please consider adding disclosure regarding any reliance upon licensed software or hardware that is material to the operations of your business. Any substantial dependency upon technology licenses should also be described under Business or another appropriate portion of the body of the prospectus, including a description of license terms and conditions. As applicable, please identify each material license on which you are substantially dependent and disclose the term of each such agreement, the scope of the license, its termination provisions and other significant terms. Such agreements may need to be filed as exhibits. Please see item 601(b)(10) of Regulation S-B.

iVoice does not license any hardware or software (excluding off-the-shelf software) from third parties in its operations or products.

We nay not be able to access sufficient funds when needed, p. 15
----------------------------------------------------------------

33. As previously noted, please provide a specific discussion quantifying your capital requirements to fund planned operations over the next 12 months and your current deficiency with respect to the same. Please discuss your plans to meet such deficiency and the risk to investors if you are unable to address the deficiency. Will you seek to obtain a new equity line agreement after the Distribution, and if you are unable to negotiate one, what steps would you take to address capital deficiencies?

Disclosure has been added to pp. 17, 21 and 33 of the registration statement.

Quarterly financial results are subject to significant fluctuations which could cause Deep Field Technologies' stock price to decline, p. 15
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34.   This risk factor appears to be similar to the risk factor presented at the bottom of page 9 of your filing.  Please consolidate.

We have consolidated the referenced risk factors as per your comment.

The Distribution of Deep Field Technologies Class A Common Stock will result in substantial tax liability, pp. 17-18
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35.   In this paragraph you indicate that the distribution will only be taxable "to the extent of [your] current or accumulated earnings and profits." Since it does not appear that there are any earnings or profits, why do you believe that a tax liability will be generated? Furthermore, including this information concerning the limited extent to which tax liability is likely to be incurred suggests that there will be no tax liability. We note the disclosure in the Federal Income Tax Consequence section at page 48 as well. Given the nature of the transaction you are registering, expand to provide a materially complete tax matters discussion and provide an opinion that is referenced in and supports the material tax consequences you describe. See Item 601(b)(8) of Regulation S-B

The determination of earnings and profits for tax purposes can differ from earnings and profits as computed for financial reporting purposes. In addition, current earnings and profits is determined as of the end of the year in which the distribution occurs. Therefore, Deep Field Technologies will not be able to determine at the time of the Distribution the extent to which the Distribution will be taxable.

We do not believe that the language provided suggests that there will be no tax liability. The disclosure is clear that it will be taxable to the extent of the lesser of (i) the fair market value of the shares received and (ii) the earnings and profits, which are merely the governing rules.

We believe that the form of disclosure provided is standard disclosure for distributions of property. In response to the SEC's comment, however, we have made some revisions to the discussion on p. 59 to make the discussion clearer and to address the basis and holding period of the shares received. In addition, we have deleted the word "substantial" in the heading to the risk factor on p. 24.

We respectfully suggest that no tax opinion is required or warranted in this transaction. As clearly disclosed, the Distribution is a taxable transaction. Were the company to conclude that the Distribution was not taxable, then a shareholder would be warranted in expecting, and the rules would seem to mandate, that a tax opinion supporting that conclusion be provided, since the tax-free nature of the transaction would be material.
In contrast, disclosure that the receipt of property is taxable should not necessitate a tax opinion. We believe that such a result is the expected norm and is not material. Moreover, while Deep Field Technologies cannot know for sure to what extent it will have earnings and profits, based on prior year results of iVoice, it is not particularly likely that the Distribution will result in a material tax liability to shareholders, as the Commission has implied.

Management's Discussion and Analysis of Financial Condition and Results of Operations

36. Please consider preparing a separate "Overview" section in order to provide a general analysis and discussion of the condition of your business. Please note that Management's Discussion and Analysis should include disclosure based on currently known trends, events and uncertainties that are reasonably expected to have material effects upon you. For example, your separation from iVoice may likely entail significant expenditures to hire necessary personnel and develop administrative systems, among other things. Please also disclose whether any customer provides a material portion of your revenue. In preparing your response, refer to Item 303 of Regulation S-B and Release Nos. 33-6835 and 33-8350 for additional guidance. Further, include in the first paragraph of such "Overview" a discussion regarding your carve-out financial statements and how such financial statements do not reflect actual results.
Disclosure has been added to p. 27 of the registration statement.

Separation from iVoice, pp. 20-21
---------------------------------

37. We refer you to the first paragraph in this section. Please revise your disclosure to indicate that the Unified Messaging software business will be transferred to you by iVoice in exchange for Series A preferred stock with an aggregate stated value of $250,000. As a result, iVoice also will have a significant continuing ownership interest in you.

Since, as mentioned above with respect to comment #7, iVoice will no longer receive any Series A preferred stock in connection with the contribution of the Unified Messaging software to Deep Field Technologies, we do not believe any revisions of this disclosure is necessary.

38. We refer you to the fifth paragraph on page 21 of your filing. Please consider revising your disclosure to detail the specific material assets being transferred to you and to discuss whether any agreements or other obligations are being transferred. In this regard, we note that any existing customer, reseller, distributor, co-marketing, alliance or vendor agreements that are material to the Unified Messaging software business may likely be transferred to you as well.

Disclosure has been added to p. 28 of the registration statement.

39. We refer you to the last paragraph on page 21 of your filing. We also note your disclosure in Note I to your financial statements on page F-7 stating that the temporary administrative services agreement may be continued on a month-to-month basis. Please consider elaborating on such continuation option and your expectations of employing such option. We note your disclosure elsewhere in your filing in which you state that the administrative services agreement will be terminated upon the Distribution without qualification. Please revise such disclosure in order to reflect this option.

Disclosure has been added to p. 29 of the registration statement. As per our revised disclosure on p. 29, we anticipate that the administrative services agreement will remain in effect for the foreseeable future.

Results of Operations for the Nine Months Ended September 30, 2004 as Compared with the Nine Months Ended September 30, 2003, p. 21-22
---------------------------------------------------------------------

40. Please discuss the causes for any material changes, and quantify the impact of each identified source for significant changes, from period to period in line items of your financial statements. For example, you state that your low sales volume is attributable to the minimal resources provided by iVoice. You also mention that the change in operating expenses is attributable to executive compensation and professional fees without quantifying their contributions to the change.

      What other events or business conditions contributed materially to the changes in results and what was the dollar impact of each of the contributing factors? Please refer to Item 303 of Regulation S-B and
      Section III.D of Release No. 33-6835 for guidance.

Disclosure has been modified on p. 31 of the registration statement.

41. With respect to the third paragraph on page 22, please quantify the amount of the change in price and discuss in quantitative terms the effect the change in price had on your revenues as compared to the portion of the change that was due to a change in the volume sold.

Disclosure has been modified on p. 30 of the registration statement.

42. The last paragraph on page 22 indicates that you will incur charges for the effects of the beneficial conversion feature of your convertible debentures. Please expand the

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

      discussion to describe how such amounts will be calculated and how they will be reflected in the financial statements of future periods.

Disclosure has been added to p. 31 of the registration statement.

43. The numbers disclosed for your loss of operations in this section and in your Results of Operations for Year Ended December 31, 2003, as Compared with Year Ended December 31, 2002 section do not reconcile with the numbers presented in your financial statements. The numbers appear to be for net loss. Please correct and reconcile.

Disclosure has been modified on p. 31 of the registration statement.

Liquidity and Capital Resource, pp. 23-25
-----------------------------------------

44. You state that "Mr. Mahoney and Mr. Meller have agreed to accept shares of [your] Class B Common Stock in satisfaction of [your] obligations" in the second paragraph of this section. Please detail your obligations to Messrs. Mahoney and Meller. We note that your disclosure regarding Mr. Meller's employment agreement on page 26 indicates that he has agreed to forego a $50,000 payment until sufficient financing is in place. Is this obligation also payable with Class B common stock. Please clarify your disclosure and note that any agreement would need to be filed as an exhibit. Please see Item 601(b)(10)(i)(A) of Regulation S-B.

Disclosure has been modified on p. 34 of the registration statement to clarify that if, in the discretion of the board of Deep Field Technologies, Deep Field Technologies is unable to raise adequate financing, Mr. Mahoney has agreed to accept Class B Stock in satisfaction of the obligations of Deep Field Technologies under his employment agreement with Deep Field Technologies. Mr. Meller's written agreement with respect to the $50,000 payment will be filed as an exhibit to the registration statement.

45. Please supplementally inform us of the terms of your sale of convertible debentures. Are the terms embodied in a purchase agreement? Does Cornell Capital Partners have discretion as to whether it shall purchase the $100,000 of convertible debentures? We note that the purchase is related to the effectiveness of this filing. However, your subsequent registration statement, File No. 333-120609, filed in connection with your equity line of credit appears to state that the subsequent purchase of convertible debentures is related to the effectiveness of that registration statement.

Please note that the terms of the sale of the convertible debentures were embodied in a purchase agreement, which was provided to you by email on December 6, 2004 and by Federal Express on December 9, 2004. In addition, the purchase agreement is being filed concurrently with the registration statement. The sale of the debentures is conditioned solely on the effectiveness of the registration statement. Please refer to Exhibit 10.2 of the amendment to the registration statement. We will remove the reference in our subsequent registration statement, File No. 333-120609 which erroneously indicates that the sale of the debentures in dependent upon the effectiveness of that registration statement.

46. Your amended disclosure in this section will not include a discussion of the equity line of credit and as a result, your current financing arrangements will not be sufficient for the next 12 months. Please expand to address your capital requirements in quantitative terms and how you plan to meet such requirements. Based on your "as-if' assumptions in your carve-out financial statements, at what rate do you use cash in operations and for what period of time will you be able to fund your anticipated business operations with existing capital resources? Please discuss any expenditure for staffing, equipment and services, among other things, that you plan to undertake in order to become a functioning independent company.

Please see our responses to comment #1. In addition, disclosure has been modified on pp. 17, 32 and 33 of the registration statement.

47. Please consider revising your disclosure regarding the $190,000 note to discuss the reason for your assumption of a liability that is unrelated to your business. Also, provide a reasonably detailed explanation of the transactions that generated the $190,000 liability of iVoice to Mr. Mahoney. Is this liability attributable to cash advances only or does it include an interest component? If so, how much of the $190,000 obligation represents funds advanced to iVoice?

Disclosure has been modified on p. 34 of the registration statement.

Our Business

48. Please elaborate on your plans to expand by acquisition. In this regard, what strategies do you expect to pursue regarding the acquisition of businesses. For example, is your objective to obtain complementary products, to diversify your current business, or to expand your geographic reach?

Disclosure has been modified on pp. 16 and 37 of the registration statement.

Employees, p. 34
----------------

49. Please expand to discuss your specific requirements and plans to increase the number of employees in order to operate your business.

Disclosure has been modified on pp. 42-43 of the registration statement.

Properties, p. 35
-----------------

50. Discuss your specific plans with respect to your office space after the Distribution.

Disclosure has been modified on p. 43 of the registration statement.

Deep Field Technologies' Management

51. We refer to your statement concerning Mr. Mahoney in which you state that "we merged [with International Voice Technologies] on May 21, 1999." Please clarify.

Disclosure has been modified on p. 44 of the registration statement to clarify that it was not Deep Field Technologies, but rather iVoice which merged with International Voice Technologies on May 21, 1999.

52. On page 45 of the filing under "Reasons for the Distribution" you discuss the ability to create equity incentive plans as a reason for the Distribution. Please disclose the material features of such equity incentive plans, if any. Are there any current plans, proposals or arrangements to provide awards under an equity incentive plan following the Distribution? If so, please provide a materially complete description of those planned awards.

Disclosure has been modified on pp. 47 and 55 of the registration statement.

Certain Relationships and Related Transactions

53. Please indicate the relationship you have with Cornell Capital that requires you to disclose your transactions with them in this section. In particular, is Cornell Capital a significant shareholder or will it become one in connection with the Distribution? What is the specific nature of its intent? Please refer to Item 404 of Regulation S-B.

Disclosure has been modified on p. 50 of the registration statement to reflect that Cornell Capital may be deemed to be the beneficial owner of the shares of Deep Field Technologies' Class A Common Stock into which the secured convertible debentures may be converted. We are unaware of the specific nature of Cornell's intent with respect to either the secured convertible debentures or the shares of Deep Field Technologies' Class A Common Stock into which such secured convertible debentures may be converted.

Principal Stockholders

54. Please include iVoice and Cornell Capital in your table with respect to their Series A preferred stock and convertible notes, respectively. It appears iVoice and Cornell Capital each have a contractual right to acquire the underlying shares of common stock within 60 days and would he the beneficial owners of the underlying shares. Please see Rule 13d-3. In addition, please disclose with clarity in a footnote or otherwise that control of the company will remain with Mr. Mahoney through (1) his promissory that is convertible to Class B common stock with extraordinary voting rights as well as (2) his ownership of iVoice and their holdings of your Series A preferred stock. If you don't believe Mr. Mahoney will be the controlling person following the Distribution, tell us why in your response letter.

      Further, please note that once a market price is determined and you are able to determine the number of shares issuable upon conversion of iVoice, Cornell Capital and Mr. Mahoney's respective obligations, you will need to assess the adequacy of your disclosure concerning the principal beneficial owners, particularly during the prospectus distribution period.

Disclosure has been modified on pp. 49-50 of the registration statement.


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

Description of Securities

Class A Common Stock, p. 39
---------------------------

55. You state that 100 shares of your Class A common stock was issued and outstanding as of September 30, 2004. However, you were not incorporated as a legal entity until November 10, 2004. Please modify your disclosure to convey that the financial statements show that 100 shares were outstanding but that these shares were not actually outstanding at September 30, and are presented as such as part of the preparation of those statements on a carve-out basis.

Disclosure has been modified on p. 50 and 52 of the registration statement.

Series A 5% Convertible Preferred Stock
---------------------------------------

56. Disclose the prospective stated value of your to-be-issued preferred shares. Provide a materially complete explanation of how the aggregate stated value of the 20 shares was determined. Did you obtain an opinion of a third party as to the value of the assets being transferred? What steps were taken by the board of directors in establishing this dollar amount?

Since, as mentioned above with respect to comment #7, iVoice will no longer receive any Series A preferred stock in connection with the contribution of the Unified Messaging software business to Deep Field Technologies, we have revised the disclosure in the registration statement to remove any reference to the Series A 5% Convertible Preferred Stock.

The Distribution

Results of the Distribution, p. 46
----------------------------------

57. Please also explain to us your statement that "regardless of the number of stockholders of record and outstanding iVoice shares as of the Record Date" you expect to have 10 million shares outstanding and approximately 20,000 holders. Do you intend to adjust the distribution ratio so that the 10 million shares will he allocated among the holders? You plan to distribute one share of your Class A common stock for every 874 shares of iVoice stock or fraction thereof. Please also explain your statement in the Prospectus Summary that the ratio is subject to change depending on the number of shares outstanding.

      Please also tell us whether your apparent uncertainty as to the Distribution ratio is derived from the existence of nominee holders holding for the accounts of beneficial stockholders. Please explain how and when you will compute Distribution ratio to achieve the issuance of the desired 10 million shares. Will the shares be held in aggregate by nominee holders or will each beneficial owner's shareholdings be used to determine the shares issuable as well as serve as the basis for any rounding determinations.

      Further, please supplementally provide us with an analysis of what you would do in terms of updating your disclosure, if you were to change the Distribution ratio after the

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

      effective date. Would you be able to make this change by prospectus supplement and, if so, what is the basis for such belief?

Disclosure has been modified on pp. 53, 55 and 56 of the registration statement..

58. We refer you to Rule 10b-17 of the Exchange Act in connection with your proposed dividend.

Deep Field Technologies will comply with the applicable requirements of Rule 10b-17 of the Exchange Act.

59.   Please provide the disclosure required by Item 201(a)(2) of Regulation
      S-B.

Disclosure has been modified on p. 59 of the registration statement.

Financial Statements

60. Your attention is directed to Item 310(g) of Regulation S-B and the need for updated financial statements and related disclosures.

Deep Field Technologies is currently in compliance with Item 310(g) of Regulation S-B, but will update its financial statements and related disclosures accordingly should it be required to do so pursuant to such rule.

61. You are reminded that a currently dated consent of the independent accountants with typed signature should be included in any amendment to the registration statement.

A currently dated consent of the independent accountants with typed signature has been attached as Exhibit 23.1 to the amendment of the registration statement.

Note 5--.Related Duty Transactions, p. F-13 to F-14
---------------------------------------------------

62. Please provide consistent disclosures regarding administrative services following the completion of the Distribution, The risk factor on page 14 of the text indicates that the agreement with iVoice will terminate following the distribution and you will be required to obtain such services from another party which could be more expensive. Note 5 to your December 31, 2003 and 2002 financial statements indicates that the amounts allocated by iVoice on a historical basis are a reasonable approximation of what would have been incurred by you on a stand alone basis and Note 1 indicates that the administrative services agreement may be continued after the distribution if you are unable to replace it. We note similar disclosures in Management's Discussion and Analysis and throughout the prospectus. Please also note our prior comment.

Disclosure has been modified on p. F-7, F-12, F-22 and F-27 of the registration statement.

Note 6 - Convertible Debenture and Equity Line of Credit, p. F-27
-----------------------------------------------------------------

63. Please expand Note 6 to your September 30, 2004 financial statements to quantify the amount capitalized for the beneficial conversion feature and how such amount was calculated.

Disclosure has been modified on p. F-28 of the registration statement.

Selected Historical and Pro Forma Financial Information, pp. F-32 to F-37
-------------------------------------------------------------------------

64. Pro forma adjustments should only include those adjustments that are directly attributable to the specific transaction requiring pro forma presentation, are factually supportable and expected to have a continuing impact. It appears to us that the impairment of intangible assets is not directly attributable to the spin-off and the adjustment should therefore be eliminated from the pro forma presentation. Revise the historical financial statements to reflect the impairment in the appropriate period and provide an explanation of the reasons for the impairment in the notes to the financial statements and in Management's Discussion and Analysis.

Disclosure has been modified on pp. F-32 to F-36 of the registration statement.

Item 27.  Exhibits.

65. Please file all required exhibits. The exhibits form an integral part of your registration statement, provide material disclosure to investors and facilitate our review of your filing. Please refer to
      Item 601(b) of Regulation S-B for additional guidance. We will review the exhibits when they are filed and may have further comments at that time.

We are filing a number of the outstanding exhibits concurrently with this filing, and we expect to file the balance of the outstanding exhibits in a subsequent amendment.

Signatures

66. Per your disclosure, Mr. Meller also serves as a director. Please revise as appropriate.

The signature block for Mr. Meller has been revised to indicate that he is also signing as a director.



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